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                                March 29, 2024

       Coreen Kraysler
       Chief Financial Officer
       Netcapital Inc.
       1 Lincoln Street
       Boston, MA 02111

                                                        Re: Netcapital Inc.
                                                            Form 10-K for the
fiscal year ended April 30, 2023
                                                            File No. 001-41443

       Dear Coreen Kraysler:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the fiscal year ended April 30, 2023 filed July 26, 2023

       General

   1.                                                   Please provide a
detailed legal analysis as to whether you and any of your
                                                        subsidiaries meet the
definition of an    investment company    under Sections 3(a)(1)(A)
                                                        and 3(a)(1)(C) of the
Investment Company Act of 1940. Your analysis should include all facts upon which your
determination is based. Please also advise as to the percentage of
                                                        the Company   s
consolidated assets that consist of investment securities as of year-end
                                                        April 30, 2023 and the
most recent fiscal quarter-end. Please note that we may refer your response to the
Division of Investment Management for further review.
       Item 1. Business
       Development of Business, page 6

   2. We note your disclosure on page 6 of your three operating subsidiaries and each entity through which you
provide these services. We also note your disclosure of significant revenues for two of
these subsidiaries. Please tell us, and revise future filings to disclose as necessary, the
following:
 Coreen Kraysler
FirstName  LastNameCoreen Kraysler
Netcapital Inc.
Comapany
March       NameNetcapital Inc.
       29, 2024
March2 29, 2024 Page 2
Page
FirstName LastName
                Tell us whether each of the entities/operating subsidiaries you identify represent an operating segment pursuant to ASC 280-10-50-1 through 50-9.
                Revise to disclose your operating segments and your reportable segments as well as the general information required by ASC 280-10-50-21.
                To the extent you aggregate operating segments into one or more reportable segments, please explain how the operating segments meet the aggregation criteria in
              ASC 280-10-50-11.
Item 7. Management's Discussion and Analysis of Financial Reporting and Results of Operations
Results of Operations
Fiscal Year 2023 Compared to Fiscal Year 2022, page 31

3. We note your revenue disaggregation disclosures by service line nature on pages 32 and
         F-10. Please tell us, and revise future filing as necessary, the following:
             We note the disclosure on page 6 of your three operating subsidiaries includes funding portal, consulting business and valuation business. We also note your game website revenue disclosed on pages 35 and F-10. Revise to clarify whether valuation business revenue and game website revenue are included in online or consulting services revenue, and quantify such amounts if material. Refer to ASC 606-10-50-5 and ASC 606-10-55-91.
             We note your disclosure on page 35 that you recognize service revenue under ASC
             606 from your consulting contracts and game website. Please reconcile this disclosure with the disclosure on page F-8 that also includes funding portal in the service revenue you recognize.
             We note your revenue disclosures on pages 32 and F-8 regarding your "4.9% portal fee" and "listing fees". Please reconcile these disclosures with those on pages 6 and
             30 regarding your "4.9% success fees" and "engagement fees." Please revise your results of operations on page 31 to describe the underlying reasons
             for any material changes in quantitative and qualitative terms. Refer to Item 303(b)
             of Regulation S-K.
Consolidated Balance Sheet, page F-3

4. We note your $625,799 of proceeds received from stock subscriptions during fiscal year
         2022 and the related recognition of liabilities in your October 31, 2023, April 30, 2023 and April 30, 2022 balance sheets. As we requested in prior comment 2 of our comment letter dated September 20, 2021, please revise future filings to disclose your accounting policy related to stock subscriptions, including whether your investors have the right to cancel and have the consideration refunded.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Coreen Kraysler
Netcapital Inc.
March 29, 2024
Page 3

       Please contact Bonnie Baynes at 202-551-4924 or Rolf Sundwall at 202-551-3105 if you
have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at 202-551-3234 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



FirstName LastNameCoreen Kraysler                       Sincerely,
Comapany NameNetcapital Inc.
                                                        Division of Corporation
Finance
March 29, 2024 Page 3                                   Office of Crypto Assets
FirstName LastName